UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K


RECD S.E.C.
JUN 2 8 2002
1086

For the month of June 2002

BE SEMICONDUCTOR INDUSTRIES N.V.
(Exact name of Registrant as specified in its charter)

Marconilaan 4
5151 DR Drunen
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cov[illegible]
20-F or Form 40-F

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No _X_

BE Semiconductor Industries N.V. (the "Company") is filing a Letter to Shareholders dated April 25, 2002 containing the Company's 2002 first quarter results. A copy of such Letter to Shareholders is attached hereto as Exhibit 99.1.

Exhibits

99.1 Quarterly Report

BE Semiconductor Industries

Letter to Shareholders

Dear Shareholders,

We are pleased to report BE Semiconductor's 2002 first quarter results.

In summary, our results were according to plan for the first quarter of 2002. Our results for this quarter were negatively impacted by the continued difficult industry conditions. However, we managed to improve our 2002 first quarter net result as compared to the fourth quarter of 2001, despite a 23% decrease of net sales. Net loss for the first quarter of 2002 amounted to a loss of € 4.1 million or € 0.13 per share.

On January 4, 2002, the Company acquired Laurier, Inc. for US$ 8.9 million in cash. In connection with this transaction, certain purchase accounting allocation adjustments were recorded. Such adjustments included goodwill in an amount of US$ 6.0 million, which will not be amortized, but will continue to be evaluated in accordance with SFAS 142. The results of Laurier are included in the Company's financial statements from the date of acquisition.

Results of Operations Net sales for the first quarter of 2002 were € 14.5 million, a 73.0% decrease compared to net sales in the first quarter of 2001 of € 53.8 million and a 23.3% decrease compared to net sales of € 18.9 million in the fourth quarter of 2001. The results are discussed on a comparable basis, whereby restructuring charges and results from affiliated companies, our 30% share in PBE, which was sold as per November 15, 2001, are excluded in the comparisons. The Company's net loss was € 4.1 million in the first quarter of 2002 as compared to net income of € 5.7 million in the first quarter of 2001 and net loss on a comparable basis of € 4.4 million in the fourth quarter of 2001. Similarly, the Company's net loss per share was € 0.13 for the first quarter of 2002 as compared to net income per share of € 0.18 in the comparable quarter of 2001 and net loss on a comparable basis of € 0.14 in the fourth quarter of 2001.

Gross margin for the first quarter of 2002 increased to 23.6% from 18.5% in the fourth quarter of 2001. The margin increase in the first quarter was due to the positive effects of the restructuring. Furthermore, we recorded inventory provisions in the fourth quarter of 2001, which had a negative impact on gross margin. For the first quarter of 2001 gross margin was 39.2%.

The Company's operating loss for the first quarter of 2002 was € 6.6 million compared to operating income of € 7.6 million in the first quarter of 2001 and operating loss on a comparable basis of € 7.5 million in the fourth quarter of 2001. Our operating result improved as compared to the fourth quarter of 2001 primarily due to improved gross margins and lower operating expenses resulting from restructuring efforts. Selling, general and administrative expenses were € 6.3 million in the first quarter of 2002, compared to € 8.9 million in the first quarter of 2001 and € 6.3 million in the fourth quarter of 2001.

The Company adopted SFAS 142 at the beginning of the first quarter of 2002. SFAS 142 requires that any goodwill and any intangible asset determined to have an indefinite useful life and were acquired after June 30, 2001 in a purchased business combination will not be amortized but will continue to be evaluated for impairment in accordance with SFAS 142. As a result of the adoption of SFAS 142 there was a reduction of quarterly amortization expense from € 1.0 million in the fourth quarter of 2001 to € 0.7 million in the first quarter of 2002. The Company performed the initial test for impairment of goodwill at the time of adoption of SFAS 142 and determined that there was no goodwill impairment.

 Semiconductor Industries

The company's backlog increased by 4.7% to € 38.2 million as per March 31, 2002 from € 36.5 million as per December 31, 2001. Bookings for the first quarter of 2002 more than doubled compared to the fourth quarter of 2001 and amounted to € 16.1 million. This resulted in a book-to-bill ratio of 1.11 compared to 0.40 in the first quarter of 2001 and 0.42 in the fourth quarter of 2001.

We continue to maintain significant cash balances and a solid liquidity position. At March 31, 2002, the Company's cash totaled € 128.7 million, a decrease of € 12.8 million compared to the end of 2001, primarily due to the acquisition of Laurier amounting to € 10.5 million. The equity at the end of the first quarter of 2002 stood at € 224.7 million or 84% of total assets.

Product development Through the downturn we have maintained and partly accelerated the research and development program. Research and development expenses were € 3.1 million in the first quarter of 2002, compared to € 3.7 million in the first quarter of 2001 and € 3.7 million in the fourth quarter of 2001.The development program of the Advanced Back-end Cluster ("ABC") is on schedule and we will show a prototype version demonstrating its capabilities in the coming quarters. In the first quarter of 2002, we shipped the first 300 mm chip sorter. Furthermore, we expect to ship the first new generation molding system and the first new manual flip chip M9a die attach system with accuracy ± 1 micron in the second quarter of 2002.

Outlook We believe that the industry tide is turning with recent business levels showing increased strength. Our latest generation products are well positioned to benefit from an industry recovery. We have become more optimistic about a cyclical industry recovery due to recent ordering activity. However, in spite of a current order level increase, sales levels in the second and third quarter of 2002 are expected to be significantly below the levels achieved in the second and third quarter of 2001 due to the current backlog. In addition, duration and strength of the current market improvement are uncertain.

We look forward to sharing our progress with you in the near future.

Board of Management
Richard W. Blickman
President and CEO

April 25, 2002


BE

Semiconductor Industries

Caution Concerning Forward Looking Statement

This letter to shareholders contains forward-looking statements which are found in various places throughout the letter to shareholders. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in the Company's 2001 Annual Report on Form 20-F and: the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with a substantial foreign customer and supplier base and substantial foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in past and future filings and reports, including those with the SEC. The Company is under no obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Consolidated Statements of Operations

(Euro in thousands, except share and per share data)

	Three Months Ended March 31, (unaudited)	
	2001	**2002**
Net sales	53,984	**14,452**
Cost of sales	32,828	**11,042**
Gross profit	21,156	**3,410**
Selling, general and administrative expenses	8,859	**6,275**
Research and development expenses	3,708	**3,056**
Amortization of intangible assets	956	**656**
Total operating expenses	13,523	**9,987**
Operating income (loss)	7,633	**(6,577)**
Interest income, net	1,136	**939**
Income (loss) before taxes and equity in loss of affiliated companies	8,769	**(5,638)**
Income taxes (benefit)	3,087	**(1,577)**
Income before equity in loss of affiliated companies	5,682	**(4,061)**
Equity in loss of affiliated companies	(590)	**-**
Net income (loss)	5,092	**(4,061)**
Earnings (loss) per share – basic and diluted	0.16	**(0.13)**
Number of shares – basic	31,794,675	**31,794,675**
Number of shares – diluted	31,810,621	**31,794,675**

The financial information has been prepared in accordance with US GAAP.

(table to follow)

Consolidated Balance Sheets
(Euro in thousands)

	December 31, 2001	**March 31, 2002 (unaudited)**
ASSETS		
Cash and cash equivalents	141,506	**128,676**
Accounts receivable, net	31,078	**28,618**
Inventories	29,310	**30,901**
Other current assets	5,087	**7,906**
Total current assets	206,981	**196,101**
Property, plant and equipment	28,466	**28,190**
Goodwill	13,025	**20,029**
Patents and trademarks	18,705	**19.818**
Other non-current assets	4,709	**4,665**
Total assets	271,886	**268,803**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable to banks	-	**1,725**
Current portion of long-term debt and capital leases	1,648	**1,602**
Accounts payable	5,520	**6,602**
Accrued liabilities	22,692	**21,095**
Total current liabilities	29,860	**31,024**
Long-term debt and capital leases	9,040	**8,498**
Deferred tax liabilities	4,684	**4,618**
Total non-current liabilities	13,724	**13,116**
Total shareholders' equity	228,302	**224,663**
Total liabilities and shareholders' equity	271,886	**268,803**

The financial information has been prepared in accordance with US GAAP.

# # #

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE SEMICONDUCTOR INDUSTRIES N.V.



By: ______________________
Name: Richard W. Blickman
Title: President and Chief Executive Officer

Date: June 27, 2002